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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ______________

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934


                             INFOMED HOLDINGS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   456658103
                                 (CUSIP Number)

                                ________________





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
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  CUSIP NO.  456658103                   13G                        PAGE 2 OF 6 PAGES
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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Trust established under the InfoMed Holdings, Inc. Profit Sharing Plan
                                                                           Social Security Number:
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [ ]
                                                                                              (b) [X]
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    3      SEC USE ONLY
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    4      CITIZENSHIP OR PLACE OF ORGANIZATION      The agreement establishing the Trust is to be
           construed according to the laws of the State of Georgia to the extent such laws are not preempted by federal law.
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               NUMBER OF                  5    SOLE VOTING POWER
                                                              4,248,017
                 SHARES                --------------------------------------------------------------

              BENEFICIALLY                6    SHARED VOTING POWER
                                                              0
                OWNED BY               --------------------------------------------------------------

                  EACH                    7    SOLE DISPOSITIVE POWER
                                                              4,248,017
               REPORTING               --------------------------------------------------------------

              PERSON WITH                 8    SHARED DISPOSITIVE POWER
                                                              0
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    4,248,017
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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                   [ ]
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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                   36.00%
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    12     TYPE OF REPORTING PERSON
                                        EP
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           STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

         This Schedule 13G is being filed as a result of the Issuer's Common Stock being acquired by the trust established under the Central Health Holding Company, Inc. Employee Stock Ownership Plan (the "ESOP") on October 8, 1996 in connection with a corporate merger under the terms of which the stock of Simione Central Holding, Inc., a Georgia corporation, (including the stock of Simione Central Holding, Inc. held by the trust established under the ESOP) was converted into stock of the Issuer. Thereafter, the ESOP was amended and re-named effective November 1, 1996 as the InfoMed Holdings, Inc. Profit Sharing Plan (collectively, the InfoMed Holdings, Inc. Profit Sharing Plan and the trust established thereunder (sometimes referred to herein as the "Trust") are referred to herein as the "Plan").

Item 1(a).       Name of Issuer

         InfoMed Holdings, Inc., a Delaware corporation (the "Company").

Item 1(b).       Address of Issuer's Principal Executive Offices

         The Company's principal executive offices are located at 6600 Powers Ferry Road, Atlanta, Georgia 30339.


Item 2(a).       Name of Person Filing

         The name of the person filing this statement is the Trust Company of Knoxville, Inc., not in its own capacity but solely in the capacity as trustee to the Trust.

Item 2(b).       Address of Principal Business

         The address of the plan sponsor of the Plan is InfoMed Holdings, Inc., 6600 Powers Ferry Road, Atlanta Georgia 30339. Pursuant to the terms of that certain Trustee Agreement dated October 8, 1996, the Trust Company of Knoxville, Inc. serves as trustee to the Trust ("Trustee"). The Trustee's address is One Centre Square, 620 Market Street, Suite 300 Knoxville, Tennessee 37902.

Item 2(c).       Citizenship

         The Trustee is a bank organized under the laws of the State of Tennessee. The agreement establishing the Trust is to be construed according to the laws of the State of Georgia to the extent such laws are not preempted by federal law.

Item 2(d).       Title of Class of Securities

                 Common Stock, $.001 par value.




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Item 2(e).       CUSIP Number

                 456658103.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

         [ ]     (a)      Broker or dealer registered under Section 15 of the
                          Act;

         [ ]     (b)      Bank, as defined in Section 3(a)(6) of the Act;

         [ ]     (c)      Insurance Company as defined in Section 3(a)(19) of
                          the Act;

         [ ]     (d)      Investment Company registered under Section 8 of the
                          Investment Company Act;

         [ ]     (e)      Investment Advisor registered under Section 203 of
                          the Investment Advisers Act of 1940;

         [x]     (f)      Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income
                          Security Act of 1974 or Endowment Fund; see Rule
                          13d-1(b)(1)(ii)(F);

         [ ]     (g)      Parent Holding Company, in accordance with Rule
                          13d-1(b)(ii)(G); or

         [ ]     (h)      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


Item 4(a).       Amount Beneficially Owned

                 4,248,017

Item 4(b).       Percent of Class

                 36.00%

Item 4(c).       Number of Shares as to Which Such Person Has

                 (i)      Sole power to vote or to direct the vote 4,248,017

                 (ii)     Shared power to vote or to direct the vote 0

                 (iii) Sole power to dispose or to direct the disposition of 4,248,017





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         (iv)     Shared power to dispose or to direct the disposition
                  of 0


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not applicable. The Plan is an employee benefit plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974. In accordance with the instructions for the completion of this Schedule, a listing of beneficiaries of an employee benefit plan is not required.

         The amount of securities reported as beneficially owned consists of shares of the Issuer's Common Stock for which the Trustee serves as sole trustee. In its capacity, the Trustee exercises sole investment and voting control over 4,248,017 shares of the Issuer's Common Stock held by the Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.          Identification and Classification of Members of the Group

         Not applicable.

Item 9.          Notice of Dissolution of Group

         Not applicable.

Item 10.         Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



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Dated: November 12, 1996         THE TRUST ESTABLISHED UNDER
                                 THE INFOMED HOLDINGS, INC. PROFIT
                                 SHARING PLAN

                                 BY: The Trust Company of Knoxville, Inc., not in
                                 its individual capacity but solely in its capacity as
                                 trustee to the Trust established under the InfoMed
                                 Holdings, Inc. Profit Sharing Plan.



                                        /s/ Steven C. Arnett
                                        ----------------------------
                                        By:  Steven C. Arnett
                                        Title: Senior Vice President

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